UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
Sunpharm Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
86764810
(CUSIP Number)



 CUSIP No.   69076840
(1)	Names of Reporting Persons; S.S. or I.R.S. Identification Nos. of
Reporting Persons
Union Bank of Switzerland, None

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)


(a)


(b)



(3)	SEC Use Only





(4)	Citizenship or Place of Organization
Switzerland



Number of Shares Beneficially Owned by Each Reporting Person With

(5) Sole Voting Power


(6) Shared Voting Power
              178,900 shares of common stock


(7) Sole Dispositive Power


(8) Shared Dispositive Power
                 23,000 shares of common stock


(9)Aggregate Amount Beneficially Owned by Each Reporting Person
                         191,900           shares of Common Stock


(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)




(11) Percent of Class Represented by Amount in Row (9)
Approximately   5.7%


(12) Type of Reporting Person (See Instructions)
BK

Item 1 (a)
Name of Issuer:

Sunpharm Corporation

Item 1 (b)
Address of Issuer's Principal Executive Offices:
4651 Salisbury Road, Suite 205, Jacksonville, Fl 32256



Item 2 (a)
Name of Persons Filing:

 Union Bank of Switzerland


Item 2 (b)
Addresses of Principal Business Offices or, if none, Residence:

 Bahnhofstrasse 45, 8021 Zurich, Switzerland


Item 2 (c)
Citizenship:

 Switzerland


Item 2 (d)
Title of Class of Securities:

Common Stock


Item 2 (e)
CUSIP Number:

86764810

Item 3
If this statement is filed pursuant to Rules 13d-1(b), or 13(d)-2(b),

check whether the person filing is a:

(a)     Broker or Dealer registered under Section 15 of the Act

(b) X Bank as defined in section 3(a) (6) of the Act *

(c)     Insurance Company as defined in section 3(a) (19) of the Act

(d)     Investment Company  registered under section 8 of the Investment
         Company Act


* Union Bank of Switzerland is classified pursuant to no -action relief granted by the staff of the Securities and Exchange Commission in a letter dated November 23,1992

(e) Investment Adviser registered under section 203 of the Investment Advisors Act of 1940

(f) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 of 1974 or Endowment Fund; see sect 240.13d-1(b) (1) (ii) (F)

(g) Parent Holding Company, in accordance with sect 240.13d-1(b) (ii) (G) (Note: See Item 7)





(h)  Group, in accordance with sect 240.13d-1(b) (1) (ii) (H)


Item 4
Ownership

If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

(a) Amount Beneficially Owned:

    191,900 shares of Common Stock

(b)  Percent of Class:

     Approximately  5.7%

(c) Number of shares as to which such person has:

(I) sole power to vote or to direct the vote

(ii)   shared power to vote or to direct the vote

       178,900 shares of common stock

(iii)  sole power to dispose or to direct the disposition of

CUSIP No.    69076840

(iv) shared power to dispose or to direct the disposition of

      23,000 shares of common stock

Item 5
Ownership of Five Percent or Less of a Class


If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five
percent of the class of securities, check the following  [    ]

Item 6

Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable

Item 7

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable


Item 8

Identification and Classification of Members of the Group

Not Applicable

Item 9

Notice of Dissolution of Group

Not Applicable

Item 10

Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Index of Materials Filed as Exhibits

















SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete. and correct.

Date: February 11,1997

Union Bank of Switzerland

By:

Name:
Robert C. Dinerstein


Title:
Senior Managing Director
and General Counsel



By:

Name:
Janet R. Zimmer

Title:
Managing Director